Exhibit 99.1
DEBT COVENANT COMPLIANCE
AS OF APRIL 30, 2013

Adjusted EBITDA:

(in 000s)	LTM (i)	Q1 FY13	Q2 FY13	Q3 FY13	Q4 FY13
Net Income	$5,037	$2,221	$2,110	$2,611	$(1,905)
Add Back:
Depreciation and Amortization	5,919	1,426	1,413	1,546	1,534
Income Tax Provision	5,129	1,477	1,352	1,551	749
Interest Charges	1,573	340	325	297	611
Non-Cash Charges	3,528	927	768	942	891
Adjusted EBITDA	$21,186	$6,391	$5,968	$6,947	$1,880
I. Consolidated Leverage Ratio
A. Total Long-Term Obligations and Notes Payable (ii)	$18,977
B. Adjusted EBITDA	$21,186
C. Consolidated Leverage Ratio (Line I.A / Line I.B)	0.90
Maximum Permitted	2.75x to 1
II. Consolidated Fixed Charge Coverage Ratio (i)
A. Adjusted EBITDA
1. Consolidated Net Income	$5,037
2. Consolidated Interest Charges	$1,573
3. Provision for income taxes	$5,129
4. Depreciation expenses	$5,357
5. Amortization expenses	$562
6. Non-recurring non-cash reductions of Consolidated Net Income	$3,528
7. Adjusted EBITDA (Lines II.A.1 + 2 + 3 + 4 + 5 + 6)	$21,186
B. Cash payments for taxes	$2,381
C. Maintenance Capital Expenditures	$2,000
D. Consolidated Interest Charges (except non-cash interest)	$1,303
E. Current portion of other long term debt (iii)	$35
F. Consolidated Fixed Charge Coverage Ratio ((Line II.A.7 - Line II.B - Line II.C) / (Line II.D + Line II.E)	12.6
Minimum required	1.75x to 1
____________
Notes:

(i)	Last Twelve Months (Most Recent Four Fiscal Quarters)

(ii)	Includes letters of credit of $8.4 million and excludes subordinated debt

(iii)	Represents current portion of other long-term debt as of April 30, 2013